
Mail Stop 3561

February 24, 2011

Via U.S. Mail

Mr. Kexuan Yao, Chief Executive Officer
China Armco Metals, Inc.
One Waters Park Drive, Suite 98
San Mateo, California 94403

> **Re:** **China Armco Metals, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for the quarter ended March 31, 2010**
> **Filed May 17, 2010**
> **Form 10-Q for the quarter ended June 30, 2010**
> **Filed August 16, 2010**
> **Form 10-Q for the quarter ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 001-34631**

Dear Mr. Yao:

We have reviewed your response letter dated January 20, 2011 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2009

Item 9A. Controls and Procedures, page 31
Management's Report on Internal Control over Financial Reporting, page 31

1. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of US GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role the person takes in preparing your financial statements and evaluating the effectiveness of your internal control,

- what relevant education and ongoing training the person has had relating to US GAAP,

- the nature of his or her contractual or other relationship to you,

- whether the person holds and maintains any professional designations such as Certified Public Accountant (US) or Certified Management Accountant, and

- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with US GAAP and evaluating effectiveness of internal control over financial reporting.

If you retained an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization,

- the qualifications of their employees who perform the services for your company,

- how and why they are qualified to prepare your financial statements or evaluate internal control over your financial reporting,

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retained individuals who are not your employees and are not employed by an accounting firm or similar organization to prepare your financial statements or evaluate your internal over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting,

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

We note that you have identified William Thompson as your audit committee financial expert in your proxy statements filed on Schedule 14A on April 30, 2010. Please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

Quarterly Report on Form 10-Q for the quarter ended March 31, 2010

Financial Statements, page 1
Consolidated Statements of Cash Flows, page 5

2. Please amend the company's Form 10-Q to include the final consolidated statement of cash flows as indicated in the company's response to comment 11 as soon as practical after all comments have been cleared.

Quarterly Report on Form 10-Q for the quarter ended June 30, 2010

Notes to the Consolidated Financial Statements, page 5
Note 2 - Summary of Significant Accounting Policies, page 6
Property, Plant and Equipment, page 8

3. We note from the table included in your response to prior comment 13 that construction in progress comprises approximately $21.2 million of total property, plant and equipment property of $33.1 at September 30, 2010. Furthermore, we note that construction in progress has increased $2.2 million from approximately $19 million at December 31, 2009. In this regard, it is unclear to us why the construction is progress balance has not decreased but rather increased given that your scrap metal recycling facility in the Banqiao Industrial Zone of Lianyungang Economic Development Zone in the Jiangsu province of the PRC became operational in the second quarter of 2010. Please advise and revise your disclosures within MD&A in future filings to discuss the reasons for the change or lack thereof. As part of your response and revised disclosures, discuss the expected completion of the recycling in addition to when the majority of assets included in the construction in progress balance will be reclassified to other property, plant and equipment assets and subject to depreciation. We may have further comment upon receipt of your response.

Note 7 – Stockholders' Equity, page 22
Issuance of common stock for services, page 22

4. We note from the company's response to prior comment 17 that the average daily closing price of the company's common stock was used to value the common stock issued for consulting expense to China Direct at each interim reporting date. In this regard, please tell us why you believe it was appropriate to record an average of such values rather than using the fair value of the company's stock at each interim reporting date. Refer to ASC 505-50-55-32 and advise.

Quarterly Report on Form 10-Q for the quarter ended September 30, 2010

Results of Operations, page 31
Total Operating Expenses, page 32

5. We note in the last sentence of the second paragraph on page 32 that you refer to selling commissions in your commodities trading business; however, we were unable to find any discussion of your commodities trading business in your most recent Form 10-Q or Form 10-K for the year ended December 31, 2009. In this regard, please describe for us in detail the nature of your commodities trading business as well as the nature and type of transactions related to your commodities trading business that resulted in the recognition of selling commissions. We may have further comment upon receipt of your response.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief